January 21, 2005


Oren B. Azar
Associate General Counsel and Secretary
100 East Wisconsin Avenue
Suite 2780
Milwaukee, Wisconsin 53202

Re:	Joy Global Inc.
      Registration Statement on Form S-3
      Filed December 23, 2004
		File No. 333-121569

Dear Mr. Azar:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Where You Can Find More Information - Page iii
1. Please update the financial statements when required by Rule 3-
12
of Regulation S-X.

Fee Table
2. Note (4) to the fee table indicates that you are registering an indeterminate number or amount of additional securities issuable upon conversion of, in exchange for, or upon exercise of convertible or exchangeable securities as may be offered pursuant to the registration statement. Please note that at the time of issuance of those additional securities, you must specifically allocate from the remaining dollar amount of securities that may be issued under this registration statement the maximum number or amount of additional securities that you believe you may issue upon exercise or conversion of the convertible or exchangeable securities, based on a good-faith estimate. If the actual number of additional securities to be issued turns out to be greater than that estimate, you must file another prospectus supplement to allocate those additional securities or, if the remaining aggregate dollar amount of securities that may be issued under this registration statement is at that time insufficient to permit such allocation, file a new registration statement to register the additional securities. Please revise Note (4) to the fee table accordingly.

Risk Factors - Page 1
3. Please note that Form S-3 does not allow for incorporation by reference of risk factors prior to effectiveness. Please include risk factors in your document. We may have further comments.

Description of Purchase Contracts - Page 15

Description of Units - Page 16
4. We note that purchase contracts and/or units may be composed of third-party debt securities. Please supplementally explain how the distribution of those third-party debt securities will be effected in compliance with the registration requirements of the Securities Act.
5. We note that you have registered an offering of purchase contracts and units, the specific terms of which are intended to be described in a prospectus supplement. Where the offered securities involve the issuance of a novel or complex security, including, for example, any income deposit, enhanced income, enhanced yield or similar securities, we may have comments on the disclosure in the prospectus supplement. In addition, the issuance of any novel or complex securities may represent a fundamental change to the information contained in the registration statement and/or a material change to the plan of distribution such that a post-effective amendment would be required. If you determine to conduct an offering of any purchase contracts and/or units, you should file a post-effective amendment or submit supplementally the prospectus supplement in advance of the offering.

Plan of Distribution - Page 18
6. We note the prospectus refers to the remarketing of securities. Please note that, depending upon the level of involvement by the issuer or its affiliates in the remarketing, any offers or sales pursuant to the remarketing may require registration under the Securities Act of 1933. If you would prefer that the staff express its views on this issue at the present time, please supplementally provide information about the procedures that will be used and the participants in the remarketing, including the role of the company or its affiliates, if any.

Exhibits - Page 25
7. We note your intention to file a number of exhibits, including your legal opinion, by amendment. Because we may have comments on these exhibits, please file the exhibits allowing adequate time for their review prior to effectiveness.
8. Please provide an updated accountants` consent with any amendment to the filing.

Signatures - Pages 30 - 42
9. Please explain why the registration statement was not dated, and why it does not appear to have been signed by the registrant or co-registrants, or by a majority of directors of the registrant and co-registrants. Please ensure that the next amendment is signed and that any power of attorney is included with the amendment.

Form 10-K for fiscal year ended October 30, 2004
10. We note you have incorporated by reference the information required in Part III of the Form 10-K to your definitive proxy statement on Schedule 14A. Please note that you must file the proxy statement containing that Part III information (or file an amendment to your Form 10-K to include that information) prior to acceleration of the effective date of the Form S-3.

Business
11. In future filings, please revise to indicate the percentage of your revenue derived from any product, class of product, or service(s) provided that materially contributed to your business over the last three years. See Item 101(c)(1)(i) of Regulation S-K.
In
this regard, we note your November 3, 2004 presentation at the Goldman Sachs Global Capital Goods Conference which indicates that continuous miners, longwall shearers, and electric shovels are "significant product lines." Furthermore, we note from the presentation that aftermarket services constituted at least 70% of your total revenues since fiscal 2001.
12. In future filings, please provide a more complete description of the development of your business during the year. For example, did you introduce, enhance or discontinue products? Did you acquire or sell any product lines? Why? In what other ways did your business change materially during the year?
13. Where you discuss the cyclicality of your business, particularly where cyclicality is driven by commodity prices, please expand future filings to indicate the portion of your business derived from sales to specific mining industries (such as coal mining, copper mining, etc.).
14. We note your disclosure in your management`s discussion and analysis section regarding "Alliance Partners" and your attribution of a portion of your increase in sales of new surface mining equipment in fiscal 2004 to sales of equipment manufactured by your partners. Supplementally, with a view toward disclosure, identify the partners with whom you have "Alliance Partner" relationships. Supplementally and in future filings, describe the nature of the partnerships and the material terms of your arrangements with these partners.

      Surface Mining Equipment
15. We note your references to "life cycle management" contracts and programs. Supplementally and in future filings, please explain the term "life cycle management," describe the programs you offer, and describe the material terms of life cycle contracts. Also explain how life cycle contracts "reduce customer operating risk and guarantee productivity levels."

      Raw Materials
16. We note your reliance on single source suppliers for "certain components and raw material." Please revise future filings to discuss your ability to replace these suppliers. Also revise to include an estimate of the portion of your business dependent on the components and material that you purchase from a single source.

      Patents and Licenses
17. In future filings, please indicate the duration of patents held.
Also, please expand your discussion of the importance of patents and licenses to your business by quantifying the portion of your business that depends on the "significant" patents and licenses in "certain product areas."

      Research and Development
18. We note your disclosure of your research and development costs did not include "application engineering." Supplementally clarify this term and explain why these costs were excluded from the disclosed figures.


Environmental, Health and Safety Matters
19. In future filings, please revise this section to describe the costs of complying with environmental regulations, where material, as required by Item 101(c)(1)(xii) of Regulation S-K.

      International Operations
20. Your discussion of the risks involved in international operations is generic and could apply to any company with international operations. This disclosure should be revised in future filings to describe how each of the bullet point factors may impact your operations specifically. For instance, please indicate which countries in particular have experienced economic downturns that impacted your business during the fiscal year.

Management`s Discussion and Analysis

      Results of Operations
21. When you cite more than one factor in explaining a change in a financial statement item, the amounts of the individual items cited, including offsetting factors, should be quantified unless not practical. We see various discussions throughout MD&A where the amounts of factors cited appear reasonable quantifiable. Please expand and apply this general guidance throughout MD&A.

      2004 Compared with 2003
22. We note your disclosure that "activity levels" in emerging markets, including China, continued the "high level of activity" seen in 2003. Please supplementally explain what you mean by "activity levels." Are you referring to an increase in orders for new equipment or some other measure of activity?

      Provision for Income Taxes
23. Please expand to make more detailed and specific disclosure about why the increase in deferred tax valuation reserves was necessary and quantify the amount. Make disclosure about the underlying factors leading to your "concerns about realizability." There should also be transparent disclosure about why the effective tax rate increased from 33.6% to 41.5% between 2003 and 2004. Please expand.

      Restructuring and Other Special Charges
24. When you engage in exit activities SAB Topic 5-P specifies certain disclosures about cost savings expected and actually derived from the actions. For guidance on the required disclosures refer to the Question under "Disclosures," specifically the next to last paragraph to the interpretive response. Please expand.

Quantitative and Qualitative Disclosures about Market Risk
25. The quantitative disclosures about foreign exchange risks do not appear to fully conform to the requirements of Item 305(a) to Regulation S-K. For instance, it appears that you intend to make disclosure under the tabular option. If so, then it appears that you should expand to more fully conform to the requirements of that alternative, including the related instructions to paragraph 305(a)(1)(i). As provided by Item 305(a)(3) you should also provide summary comparative disclosures for the prior year. Expand or explain to us how your disclosures meet the requirements of the Item.

Controls and Procedures
26. Provide a full supplemental description of the material
weakness
identified by your auditor. Provide us with supplemental copies of any correspondence from your auditors regarding this matter. Tell us about (and quantify) any adjustments recorded as a result of this weakness. We see that you plan to alter controls in 2005. With respect to the 2004 financial statements and the provision for income taxes presented therein, tell us what you did, to assure yourself that the auditors` concerns were appropriately addressed.
27. As a related matter, we see that you recorded a significant increase to the tax valuation at one of your international businesses in the fourth quarter of fiscal 2004. Is this adjustment related to
the material weakness?  Did it arise at the operations subject to the
material weakness identified by your auditor?  Please fully
explain
the facts and circumstances leading to the adjustment. Also tell us
why the effect of this adjustment is appropriately a fourth
quarter
item.  Support that the timing of the adjustment is appropriate.
28. Expand to make more specific disclosure about the nature and extent of the weakness identified by your auditor. Make complete disclosure about the aspects of the underlying controls and procedures deemed insufficient by your auditors. Also make specific disclosure about what you did to ensure that the auditors concerns were appropriately addressed in these financial statements. We may have further comment on disclosure once we see the responses to immediately preceding comments.
29. In light of the fact that a material weakness existed with respect to the valuation allowance against deferred net tax assets, disclose in reasonable detail the basis for officers` conclusions that the company`s disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.
30. Please disclose how, if at all, the discovery of the
identified
material weakness in the company`s internal controls impacted the effectiveness determinations that the company`s CEO and CFO made with respect to the company`s disclosure controls and procedures in prior
periods.
31. We note your disclosure that your management, including your Chief Executive Officer and Chief Financial Officer, concluded that the Company`s disclosure controls and procedures are "effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed...." Revise to clarify, if true,
that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See
Exchange
Act Rule 13a-15(e).
32. We note your disclosure that you plan to take certain steps to
improve your internal controls "starting in fiscal 2005."   Please
revise to address when you expect all improvements and corrective actions will be implemented completely, and what actions the company is taking in the interim to mitigate the weaknesses in the controls.

Financial Statements and Supplementary Data
33. Please expand to explain the effect of any unusual or infrequently occurring items presented in each quarter as well as the aggregate effect and nature of any year-end or other adjustments that are material to the results of that quarter. See Item 302 (a)(3) of
Regulation S-K for guidance. We see, for instance, disclosure about a material fourth quarter adjustment in a press release dated December 16, 2004.

      Consolidated Statement of Income
34. We see that you provide both products and services. Tell us why you should not disaggregate product and services revenues and costs.
Describe you consideration of Rules 5-03(b)(1) and (2) to Regulation
S-X. Tell us how you differentiated product and services revenues for purposes of responding to this comment.

      Consolidated Statement of Cash Flows
35. We see the significant difference between cash received upon exercise of stock options and the increase to shareholders` equity attributed to exercise of options in fiscal 2004. Supplementally reconcile the two amounts. Expand to clarify or show us that your disclosures comply with the requirements of paragraph 32 to FAS 95.


Note 2.  Significant Accounting Policies

      Inventories
36. Tell us the amounts of inventory impairment charges in each of the three most recent fiscal year-ends. Describe the facts and circumstances leading to any significant charges, including discussion of the disposition of the related inventory. Also tell us more about how you identify and measure impaired inventory. Show us that your method is SAB Topic 5-BB compliant.
37. As a related matter, MD&A should include disclosure of the amounts of any significant inventory impairment charges, including disclosure about the facts and circumstances leading to the charges and the disposition of the underlying inventory.

      Comprehensive Income (Loss)
38. Please expand to disclose the amount of income taxes netted against the components of accumulated comprehensive income. You should also disclose the amounts of income taxes netted against the changes in the components for each year. Refer to FAS 130.

      Revenue Recognition
39. For product revenues not recognized on a percentage of completion basis, supplementally describe the nature and extent of post shipment obligations (installation, training, etc...) and any customer acceptance protocols. To the extent these obligations and protocols vary based on product, customer or other factors, please be specific.
Tell us how these matters are considered in your revenue practices.
40. Tell us more about the nature of the arrangements accounted for on the percentage of completion method. For those circumstances, describe the factors you consider in determining that use of percentage of completion accounting is appropriate and show us that your use of that method is appropriate under the scope of SOP 81-1.
Please be detailed and specific.
41. Supplementally provide us a more detailed description of the life cycle management business. Describe the typical terms and conditions of the arrangements and provide us more detail about how you estimate revenues and costs under these arrangements. Tell us how revisions to these estimates are accounted for, including how you identify and account for contract losses. Show us that your accounting for this revenue stream is appropriate.
42. Supplementally describe the services revenue stream in more detail. Supplementally describe the factors you consider in concluding that services have in fact been completed for revenue recognition purposes. To the extent the evidence you consider varies based on the nature of the service or other factors, please be specific in supporting your accounting.
43. Supplementally clarify the timing of completed contract revenue.
Describe the circumstances when you apply that accounting and show us that such accounting is appropriate in those circumstances.
44. Disclosures in the "Business Section" about products and services offered in both of the segments suggest that you enter into customer agreements that may be multiple element arrangements as defined in EITF 00-21. Tell us whether you in fact have multiple element arrangements under the scope of the Abstract and, as relevant, show us that your accounting is appropriate under that guidance. Describe in detail how you identify, value and account for individual elements. If you believe that you do not have multiple element arrangements, explain supplementally and in detail. Specifically address the scope and requirements of the Abstract in supporting your position.
45. We see that you manufacture heavy equipment. Tell us how shipping and handling revenues and costs are presented in the income statement. If the related amounts are not classified pursuant to EITF 00-10, explain why you should not make the disclosures required by the Abstract.
46. We see that you also distribute products manufactured by others.
With respect to these arrangements, supplementally describe your consideration of EITF 99-19. To the extent that the significant terms and conditions of the underlying arrangements vary, please be specific.

      Accounting for Stock Options
47. How can $5.9 million, $5.3 million and $21.1 million be weighted-averages? Are these amounts the total fair value of options granted in the years presented?

Note 14. Reorganization Items
48. Tell us more about the nature and origin of these items.
Explain
why these amounts are appropriately classified as "reorganization items."

Note 17.  Commitments, Contingencies and Off-Balance-Sheet Risks
49. We see that you provide summary disclosure about unresolved product liability and environmental matters, including asbestos exposure. As set forth in SAB Topic 5-Y, if it is reasonably possible that material loss may arise from resolution of these contingencies, additional disclosure may be required under the SAB.
Supplementally provide us more detail about your underlying exposures to product liability and environmental contingencies. Demonstrate to us that your disclosures about product liability and environmental contingencies are sufficient under the SAB. If necessary to comply with the requirements of that guidance, please appropriately revise.

Note 21.  Segment Information
50. Pursuant to paragraph 38a to FAS 131 you should identify any foreign country from where you derive a material amount of revenues and disclose the related amount of that revenue. Tell us how your disclosure is consistent with that requirement or expand as necessary.
51. As a related matter, you should also make the long-lived asset disclosure specified by paragraph 38b to FAS 131. Pursuant to the FASB publication "Segment Information: Guidance on Applying Statement
131" that disclosure should include only tangible assets.

Signatures
52. The annual report does not appear to be signed. Please amend your filing or alternatively supplementally provide us with the version of the signature page submitted for filing that demonstrates
Mr. Hanson signed the report on behalf of the registrant and that the directors executed the power of attorney.

Exhibits 32.1 and 32.2
53. It does not appear that the certifications filed as Exhibits
32.1
and 32.2 were signed. Please amend your filing in its entirety to provide the required certifications, or alternatively supplementally provide us with the version of the exhibits submitted for filing that demonstrates the officers signed the certifications.


Form 8-K dated December 16, 2004
54. We see that the earnings release includes non-GAAP disclosure of
EBITDA. Under Item 10(e) to Regulation S-K, when you furnish non-GAAP information in a Form 8-K the filing must include statements about why you believe the non-GAAP measure provides useful information to investors about your financial condition and results of operations. You must also make disclosure about any other material purposes for which you use the information. Those disclosures should be specific to your business and may not be generic or cookie-cutter.
Your statement that the disclosure is "a useful indicator of our operating results" is generic and insufficient under the requirement.
Either delete the EBITDA disclosure from future earnings releases or expand future earnings releases to more fully comply with the disclosure requirement. Show us how you intend to apply this comment.
Refer to Item 10(e)(1)(i) to Regulation S-K and the Instructions to
Item 2.02 to Form 8-K.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Traci Hornfeck at (202) 824-5565 or Gary Todd at (202) 942-2862 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at (202) 942-2914 or me at (202) 942-7924 with any other questions.


Sincerely,



							David Ritenour
      Special Counsel

cc (via fax):	Keith S. Crow, Esq.

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Joy Global Inc.
January 21, 2005
Page 12